

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

March 23, 2016

<u>Via E-mail</u>
Patrick de La Chevardière
Chief Financial Officer
Total S.A.
2, place Jean Miller
La Dèfense 6
94200 Courbevoie
France

Re: **Total S.A.**
Form 20-F for the Fiscal Year Ended December 31, 2014
Filed March 26, 2015
File No. 1-10888

Dear Mr. de La Chevardière:

We refer you to our comment letter dated December 30, 2015 regarding business contacts with Syria and Sudan. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Andrew Zdrahal, Senior Counsel
        Total S.A.

Krystian Czerniecki
Sullivan & Cromwell LLP

Roger Schwall
Assistant Director
Division of Corporation Finance